82-15605

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
[redacted]

03003471

03 JAN 22 AM 7:21

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING – Company Secretary
Date:	22 January, 2003
SUBJECT:	TAKEOVER OFFER FOR GOODMAN FIELDER LIMITED – EXTENSION OF OFFER
No of Pages:	2 pages (including cover sheet)

SUPPL

TAKEOVER OFFER FOR GOODMAN FIELDER LIMITED – EXTENSION OF OFFER

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

22 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

TAKEOVER OFFER FOR GOODMAN FIELDER LIMITED – EXTENSION OF OFFER

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Ltd (**Goodman Fielder**) ordinary shares, at $1.85 per share (the **Offer**), and the Bidder's Statement for the Offer dated 19 December 2002.

A formal notice of variation which extends the Offer period to 18 February 2003 has today been lodged with ASIC and served on Goodman Fielder Limited, and will be dispatched to offerees later this week.

Yours sincerely

HELEN GOLDING
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	OFFICE OF INTERNATIONAL CORPORATE FINANCE
Company:	SECURITIES AND EXCHANGE COMMISSION, U.S.A.
Facsimile No:	0011 1 202 942 9624
From:	HELEN GOLDING - Company Secretary
Date:	22 January, 2003
SUBJECT:	TAKEOVER OFFER FOR GOODMAN FIELDER LIMITED - FIRB APPROVAL
No of Pages:	2 pages (including cover sheet)

TAKEOVER OFFER FOR GOODMAN FIELDER LIMITED – FIRB APPROVAL

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 9259 1371
FAX: (02) 9247 3272

22 January 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

TAKEOVER OFFER FOR GOODMAN FIELDER LIMITED – FIRB APPROVAL

Burns, Philp & Company Limited (**Burns Philp**) refers to the takeover bid by its wholly owned subsidiary BPC1 Pty Limited (**BPC1**), for all the Goodman Fielder Ltd (**Goodman Fielder**) ordinary shares, at $1.85 per share (**the Offer**), and the Bidder's Statement for the Offer dated 19 December 2002.

Burns Philp has made separate applications for FIRB approval for 19.9% and 100% of Goodman Fielder. Burns Philp now announces that it has received approval from the Foreign Investment Review Board (**FIRB**) to acquire shares up to 19.9% of the shares in Goodman Fielder by on-market acquisitions. Burns Philp's application for approval to go to 100% is still being considered by FIRB. Burns Philp has undertaken that it and its wholly owned subsidiaries will not exercise any rights including voting rights in relation to any shareholding it acquires in Goodman Fielder above a 14.99% interest until such times as it acquires approval for a 100% interest in Goodman Fielder or obtains foreign investment agreement for this condition to be waived.

This FIRB approval means that, subject to the Corporations Act, BPC1 is permitted to buy additional shares in Goodman Fielder on-market up to 19.9% (inclusive of acceptances of the Offer) should it decide to do so.

Yours sincerely

Helen Golding
Company Secretary